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September 30, 2016

VIA EDGAR

Re:	Acushnet Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 6, 2016
File No. 333-212116

Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Acushnet Holdings Corp. (the “Company”), we are providing the following responses to the comment letter dated September 19, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). To assist your review, we have retyped the text of the Staff’s comments in italics below.

With this response letter, the Company is electronically transmitting Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 3”) for filing under the Securities Act of 1933, which includes revisions made in response to the Staff’s comments and to reflect certain other changes.

Page references in the text of this letter correspond to the pages of Amendment No. 3.  Unless otherwise defined below, terms defined in Amendment No. 3 and used below shall have the meanings given to them in Amendment No. 3.  The responses and information described below are based upon information provided to us by the Company.

Capitalization, page 68

1.              We note your total capitalization balances on an actual, pro forma and pro forma as adjusted basis are the same and do not appear to foot correctly. Please revise accordingly.

The Company respectfully submits that its total capitalization balance is the summation of the following line items contained on page 71: (1) Common stock warrant liability; (2) Total debt, net of discount and debt issuance costs; (3) Series A redeemable convertible preferred stock and (4) total equity. The summation of these line items is the same on an actual, pro forma and pro forma as adjusted basis because the items for which the Company is adjusting result in the reclassification from one line item in the capitalization table to one or more other line items in such table, as applicable, without changing the Company’s total capitalization.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of Amendment No. 3 and has revised the formatting of the table on page 71 of Amendment No. 3 to clarify the line items which add up to total capitalization.

Management’s Discussion and Analysis, page 85

Critical Accounting Policies and Estimates, page 121

Share-Based Compensation, page 127

2.              We note upon the filing of your registration statement you changed your methodology for valuing the share-based compensation awards to prospectively account for them at fair value using a fair value pricing model, such as Black-Scholes. We also note that you evaluated the impact of the change in valuation methods in the six months ended June 30, 2016 as a cumulative effect of a change in accounting principle and determined that there was no impact on the consolidated financial statements. In this regard, please tell us in more detail about the basis of your conclusion as it relates to your liability classified awards (i.e. EARS). Specifically, explain why the change in valuation methods did not have an effect on your consolidated financial statements at June 30, 2016.

In a related matter, please clarify your disclosures in the Summary Consolidated Financial Data, Selected Financial Data and MD&A that you have changed your methodology for valuing the EARS from intrinsic value method to a fair value pricing model. Your current disclosures continue to state that the liability is re-measured to intrinsic value at each reporting period based upon your common stock equivalent value.

Also, please clarify within your critical accounting policy and elsewhere, as appropriate, to specify how the settlement amount of the EAR awards will be determined as well as the form of settlement required. If the terms of the EAR awards provide you the option to settle some portion of the EAR awards in stock rather than cash, please provide us with an analysis of the effect of this option on your accounting for the EAR awards, with specific citation to authoritative literature, and consider the need to include clarifying disclosure in your filing.

In response to the first part of the Staff’s comment, the Company respectfully submits that the value of the EARs is based on the common stock equivalent (as defined in the EAR Plan) value, as discussed on page 189 under “Executive Compensation—Compensation Discussion and Analysis—Analysis of Long-Term Incentives (LTIP and EAR)—Payout of the EARs” in Amendment No. 3 and Note 17—Equity Incentive Compensation to the Company’s audited consolidated financial statements. The CSE value is defined as the highest of (1) an enterprise value (as defined in the EAR Plan) generally based on the Company’s Plan Adjusted EBITDA for fiscal 2015, (2) an enterprise value (as defined in the EAR Plan) generally based on the Company’s Plan Adjusted EBITDA for fiscal 2016 and (3) if an IPO has occurred, a value based on the average per share closing price of the publicly traded common stock for the first full three trading days following the pricing of common stock in the IPO. For the years ended December 31, 2013, 2014 and 2015, the Company valued the EARs using the intrinsic value method. Upon the filing of the registration statement, the Company prospectively changed its methodology for valuing the EARs to a fair value pricing model as required by ASC 718. This change in accounting did not impact the calculation of enterprise value under either clause (1) or (2) above but it did impact the calculation of average per share closing price under clause (3). However, as the calculation under clause (3) was lower than the calculation under clause (2) under either accounting methodology, the change in valuation methods did not have an effect on the Company’s consolidated financial statements at June 30, 2016.

In response to the second part of the Staff’s comment, the Company has revised its disclosure on pages 22, 24, 26, 81, 84, 85, 100, 117  and 130 of Amendment No. 3 accordingly.

In response to the third part of the Staff’s comment, the Company respectfully submits that subsequent to its initial public offering, the Company will have the option to settle up to 50% of its outstanding EARs using its common stock. However, because it is currently the Company’s intention to settle the entire amounts due under the EARs in cash, the Company accounts for all outstanding EARs as a liability pursuant to ASC 718-10-25-15. In response to the Staff’s comment, the Company has revised its disclosure on pages 97 and 130 of Amendment No. 3 accordingly.

* * * * * * *

Please do not hesitate to call me at (212) 455-2758 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Roxane F. Reardon
Roxane F. Reardon

cc:                                Securities and Exchange Commission

Melissa Gilmore

Jean Yu

Ryan Adams

Acushnet Holdings Corp.

Walter Uihlein

William Burke

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Latham & Watkins LLP

Kirk A. Davenport II

Nathan Ajiashvili